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                                    FORM 6-K


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             FOR NOVEMBER 22, 2002


                          QUILMES INDUSTRIAL (QUINSA),
                                SOCIETE ANONYME
             (Exact Name of Registrant as Specified in its Charter)


                        84, GRAND RUE L-1660 LUXEMBOURG,
                           GRAND-DUCHY OF LUXEMBOURG
                    (Address of Principal Executive Offices)



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                       Quilmes Industrial (Quinsa), S.A.

                               TABLE OF CONTENTS



                                                                     Sequential
                                                                           Page
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1.  Communication dated November 11, 2002 regarding
    arbitration panel's rejection of petition for injunction in connection with proposed Quinsa - AmBev transaction..................  3









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                                   SIGNATURES


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       QUILMES INDUSTRIAL (QUINSA), S.A.


                                       By:   /s/ Carlos Olivieri
                                          -----------------------------
                                       Name:  Carlos Olivieri
                                       Title: Chief Financial Officer


Date: November 22, 2002




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                                                                         ITEM 1


                          84 Grand-Rue o Luxembourg
                     Tel: +352.473.884 o Fax: +352.226.056


CONTACT:

Francis Cressall                       Van Negris / Philip J. Denning
Quilmes Industrial (Quinsa) S.A.       Kehoe, White, Van Negris & Company, Inc.
+5411-4321-2744                        212-396-0606

FOR IMMEDIATE RELEASE

LUXEMBOURG - NOVEMBER 21, 2002 -- Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) ("Quinsa" or the "Company") announced today that an international arbitration panel rejected all but one of the grounds raised by Heineken International B.V. for a preliminary injunction prohibiting completion of Quinsa's pending transaction with Companhia de Bebidas das Americas (AmBev) based on certain alleged violations by Quinsa of contractual agreements with Heineken. The panel postponed a decision on Heineken's request for a preliminary injunction until it considers the remaining issue upon which Heineken's request is based. The arbitration panel provisionally scheduled a hearing on this remaining issue for January 17, 2003 and Quinsa has agreed not to complete the AmBev transaction until January 27, 2003. At this stage of the proceeding, the panel has not made a final decision on the merits of Heineken's claims.

The transaction between Quinsa and AmBev remains subject to approval by the Argentina antitrust commission. Quinsa currently anticipates that Argentine antitrust approval process will be completed prior to January 27, 2003.

                                  ABOUT QUINSA

Quinsa is a Luxembourg-based holding company, which controls 85 percent of Quilmes International (Bermuda) Ltd., ("QIB"). The remaining 15 percent share is owned, since 1984, by Heineken International Beheer B.V. ("Heineken"). Heineken Technical Services B.V. renders technical assistance to the operating companies. Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a strong presence in Chile. The Company also owns a controlling interest in the two largest PepsiCo bottlers in Argentina. Quinsa's Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa's American Depository Shares, each representing two of the Company's Class B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa's web address: www.Quinsa.com